Kineon, Inc.



ANNUAL REPORT

4840 Rebel Trail

Atlanta, GA 30327

(749) 457-4275

https://kineon.io/

This Annual Report is dated April 14, 2025.

BUSINESS

Description of Business
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Company Overview

Kineon, Inc. ("Kineon" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. The Company is a therapy device company that aims to provide a meaningful alternative to pharmaceuticals. The mission is to have a positive impact on the largest number of people in a meaningful way.

Advancements in laser technology have made it possible to create small, wearable devices that improve usability and dosing accuracy. Furthermore, the Company has integrated new optical sensing technology to optimize the physiological impacts of their devices.

We have seen that the Company's laser therapy devices have been gaining significant traction and are among the fastest-growing solutions in a growing segment. By utilizing the latest LED, laser, and light therapy solutions, the Company provides home-use products that enable individuals to practice self-care and aid in their recovery processes.

Business Model

Kineon sells devices through a sales site on Shopify and marketing through multiple channels such as paid ads, email marketing, affiliate partnerships, medical practitioner partnerships, and anticipated global distributors.

Corporate History

Kineon, Inc. was initially organized as Reviiv Light LLC, a Nevada limited liability company on 9/2/2021 and changed domestication to Wyoming on 6/14/2022. Then on 6/23/2023, it converted to a Delaware corporation, Kineon, Inc.

Intellectual Property

Kineon has a live Word Mark, "KINEON," filed on October 1, 2022.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 20,000,000

Use of proceeds: Conversion of membership units to common stock due to entity conversion

Date: June 23, 2023

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Kineon, Inc. was initially organized as Reviiv Light LLC, a Nevada limited liability company on 9/2/2021 and changed domestication to Wyoming on 6/14/2022. Then on 6/23/2023, it converted to a Delaware corporation, Kineon, Inc. Thus, operating results for Kineon in 2024 compared to Kineon in 2023 include the comparison of a full year's worth of Kineon financial data for 2024 and a partial year's worth of Kineon financials data for 2023. However, for the purposes of this comparison, 2023 shall include both Reviiv Light operating results as well as Kineon operating results for 2023.

For the year ended December 31, 2023, compared to year ended December 31, 2024:

Revenue

Net Revenue for fiscal year 2023 was $4.4M (combined Reviiv Light and Kineon) compared to Net Revenues in fiscal year 2024 were $10.3M. The increase driven predominantly by an increase in advertising and marketing related costs year over year as well as the expansion to Amazon in 2024.

Cost of sales

Cost of Sales for fiscal year 2023 were $944k (combined Reviiv Light and Kineon) compared to $1.9M for fiscal year 2024. Price per unit stayed consistent year over year and the primary reason for the increase in gross cost was due to the increase in sales.

Gross margins

Gross margin for fiscal year 2024 was $8.4M, in line with the revenue and Cost of Sales explained above.

Expenses

Expenses for fiscal year 2023 were $3.75M which includes Operating Costs, Labor, G&A, as well as Sales and Marketing related expenditures. Fiscal year 2024 total expenditures were $9.98M with increases in all expense categories, notably Paid Advertising costs which increased nearly $3.4M year over year.

Historical results and cash flows:

The Company has been in a topline growth phase during 2023 and 2024 with strong revenue generation driven off of predominantly marketing expenses. Historical cash flows are indicative of the increase in spend over these two years. As the Company strives for profitability in 2025, positive cash flows are expected for the future. Past positive cash flow was primarily generated through revenue. In 2025, the company will preserve cash through budgeting and cost controlling while protecting growth on the topline. This will be accomplished through efficient and effective paid ads and profitable spend on marketing channels as well as the decrease and/or control of non-marketing related expenditures.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $488,107.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

As of the end of 2024, the Company had outstanding obligations related to bill factoring arrangements with two lenders: Settle and Clearco.

Settle: The Company uses a bill factoring facility with Settle, structured with an annual percentage rate (APR) of 21.90%. Under the terms of this arrangement, each advance must be repaid in full within 120 days of the funding date. Repayments are made in equal installments every 30 days, with the first payment due 30 days after the funding date. As of the end of the reporting period, the outstanding balance owed to Settle was $189,290.98.

Clearco: The Company also utilizes a factoring arrangement with Clearco. Advances are structured on a 4-month repayment schedule with a fixed fee of 6.00%, rather than a traditional APR. Repayment of the full principal and associated fee is due in a lump sum four months after the date of funding. As of the end of the reporting period, the outstanding balance owed to Clearco was $783,572.60

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Forrest Edward Smith

Forrest Edward Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Board Member

Dates of Service: June, 2020 - Present

Responsibilities: Forrest runs the product and affiliate teams as well. He receives an annual salary of $60,000 and currently owns 45.92% of the company's voting rights.

Name: Thomas Stanley Sanderson

Thomas Stanley Sanderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer, Co-Founder, Board Member

Dates of Service: June, 2020 - Present

Responsibilities: Tom oversees operations, recruitment, logistics, supply chain, HR, finance, legal, strategy, and marketing. He receives an annual salary of $60,000 and owns 32.14% of the company's voting rights.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Forrest Edward Smith

Amount and nature of Beneficial ownership: 10,638,298

Percent of class: 45.92

Title of class: Common Stock

Stockholder Name: Thomas Stanley Sanderson

Amount and nature of Beneficial ownership: 7,446,809

Percent of class: 32.14

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

As of December 31, 2024, the Company was authorized to issue 25,000,000 shares of Common Stock. A total of 20,668,015 shares of Common Stock were issued and outstanding as of that date.

This represents an increase of 100,000 shares from the 20,568,015 shares outstanding as of December 31, 2023. The increase was due to equity issuances made during the year in exchange for cash proceeds totaling approximately $100,000.

There are no shares of Preferred Stock authorized or outstanding. The Company does not have any outstanding stock options, warrants, or convertible securities as of December 31, 2024, that would materially affect the stockholders' equity.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our GUT+ and BRAIN+. Delays or cost overruns in the development of our GUT+ and BRAIN+ and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively limited revenue, 3.5M+ to date. If you are investing in this company, it's because you think that The MOVE+, GUT+ and BRAIN+ is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Furthermore, due to constant reinvestment into the team, marketing, R&D and products, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. It may be difficult to effect service of process and enforce judgments against directors and officers located internationally. Thomas Stanley Sanderson and Edward Douglas Sanderson, COO/Director & CFO/Director, respectively, are nonresidents of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against those persons. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 14, 2025.

Kineon, Inc.

By   /s/ *Forrest Smith*

Name: Kineon, Inc.

Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

Kineon Inc
Profit and Loss
January - December 2024

	Total	
	Jan - Dec 2024	**Jan - Dec 2023 (PY)**
Income		
40000 Product Sales	0.00	
40010 Product Sales	0.00	
40050 Shipping	0.00	
40400 Discounts	0.00	
40410 Allowances	0.00	
40430 Refunds	0.00	
40440 Term Discounts	0.00	
Total 40400 Discounts	$ 0.00	$ 0.00
40500 Promotion	0.00	
41000 Amazon	0.00	
41100 Amazon Sales	468,462.22	
41150 Amazon Shipping	899.71	
41400 Amazon Discounts	-15,181.96	-25.15
41430 Amazon Refunds	-43,695.81	
Total 41000 Amazon	$ 410,484.16	-$ 25.15
42000 Shopify	0.00	
42100 Shopify Sales	12,090,488.17	2,999,744.25
42150 Shopify Shipping	348,194.67	110,231.83
42400 Shopify Discounts	-2,257,272.30	-426,383.59
42430 Shopify Refunds	-668,631.40	-137,088.84
Total 42000 Shopify	$ 9,512,779.14	$ 2,546,503.65
43000 Crowdfunded	0.00	
43100 Crowdfunded Sales	146,376.03	222,889.90
43150 Crowfunded Shipping	4,330.00	40,213.04
43400 Crowfunded Discount	-180.00	-19,426.85
43430 Crowfunded Refunds	-3,728.00	
43600 Crowfunded Unclaimed Orders	0.00	65,737.00
Total 43000 Crowdfunded	$ 146,798.03	$ 309,413.09
44000 Wholesale	0.00	
44100 Wholesale Sales	227,209.19	16,525.00
44150 Wholesale Shipping	0.00	
44400 Wholesale Discounts	-33,387.20	
44430 Wholesale Refunds	0.00	
Total 44000 Wholesale	$ 193,821.99	$ 16,525.00
45000 Retail	0.00	
45100 Retail Sales	22,176.60	18,594.00
45150 Retail Shipping	0.00	
45400 Retail Discounts	-5,426.08	-3,741.50
45430 Retail Refunds	0.00	
Total 45000 Retail	$ 16,750.52	$ 14,852.50

49000 Other Income			0.00		
Total 40000 Product Sales	$	10,280,633.84	$	2,887,269.09
Sales of Product Income			378.00		
Services			399.00		
Total Income	$	10,281,410.84	$	2,887,269.09
Cost of Goods Sold					
50000 Cost of Goods Sold			0.00		
51000 Product			0.00		
51100 Product Amazon			63,325.56		
51200 Product Shopify			1,448,146.34		429,888.41
51300 Product Crowfunded			14,269.72		31,571.65
51400 Product Wholesale			35,862.00		
51500 Product Retail			1,980.41		
Total 51000 Product	$	1,563,584.03	$	461,460.06
52000 Freight In			348,621.33		87,926.35
53000 Packaging			0.00		
54000 Variances			94.45		96.90
59000 Other			82.75		285.00
Total 50000 Cost of Goods Sold	$	1,912,382.56	$	549,768.31
Total Cost of Goods Sold	$	1,912,382.56	$	549,768.31
Gross Profit	$	8,369,028.28	$	2,337,500.78
Expenses					
61000 Operations			0.00		
61100 Payroll			0.00		
61110 Salaries			0.00		
61120 Stock Comp			0.00		
61130 Bonus			0.00		
61140 Commissions			0.00		
61150 Benefits			0.00		
61160 Payroll Taxes			0.00		
61170 Payroll Fees			0.00		
61180 Contract Labor			0.00		
Total 61100 Payroll	$	0.00	$	0.00
61400 Warehousing/ Storage			145,682.72		
61500 Freight Out			424,242.97		
61550 Fulfillment Costs			4,288.01		
61700 Product Certifications			0.00		
61710 Quality Control			0.00		
61990 Misc			5.95		
Total 61000 Operations	$	574,219.65	$	0.00
62000 Sales			0.00		
62200 Consultants			0.00		
62400 Sales Costs			0.00		
62430 Trade Shows			0.00		
62480 Sales Commissions and Royalties			0.00		
Total 62400 Sales Costs	$	0.00	$	0.00
Total 62000 Sales	$	0.00	$	0.00
63000 Marketing					

63100 Payroll	0.00	
63110 Salaries	0.00	
63120 Stock Comp	0.00	
63130 Bonus	0.00	
63150 Benefits	0.00	
63160 Payroll Taxes	0.00	
63170 Payroll Fees	0.00	
63180 Contract Labor	211,838.64	
Total 63100 Payroll	$ 211,838.64	$ 0.00
63190 T&E	0.00	
63191 Travel	0.00	
63192 Meals	244.07	
Total 63190 T&E	$ 244.07	$ 0.00
63200 Consultants	87,778.20	
63300 Software / Subscriptions	6,274.25	
63400 Marketing Costs	0.00	
63410 Website and Branding	1,000.00	38,780.10
Total 63400 Marketing Costs	$ 1,000.00	$ 38,780.10
63500 Advertising & Promotional	19,627.70	
63510 Paid Advertising	0.00	
63511 Paid Advertising - Facebook	3,731,576.47	954,109.78
63512 Paid Advertising - Google	937,929.67	50,274.51
63513 Paid Advertising - TikTok	112,822.84	24,004.05
63514 Paid Advertising - Youtube	55,992.76	
63515 Paid Advertising - SMS	0.00	
63516 Paid Advertising - SnapChat	0.00	
63517 Paid Advertising - Amazon	52,749.37	
Total 63510 Paid Advertising	$ 4,891,071.11	$ 1,028,388.34
63520 Third Party Promotions	11,285.59	52,862.65
63530 Agency	784,754.68	197,410.44
63540 Public Relations	265,359.28	46,600.00
63550 SEO Advertising	76,864.89	43,014.04
63560 Brand Partnerships & Ambassadors		
63561 Brand Partnerships & Ambassadors	170,953.27	134,427.99
63562 Brand Partnerships & Ambassadors - Affiliate Commissions	147,561.88	
63563 Brand Partnerships & Ambassadors - Affiliates & Content Creators	168,648.94	20,022.16
63564 Brand Partnerships & Ambassadors - Influencer Outreach	18,055.56	
63565 Brand Parterships & Ambassadors - Sponsorship	29,750.00	
63566 Brand Partnerships & Ambassadors - Podcast/Radio Advertising	3,046.71	
Total 63560 Brand Partnerships & Ambassadors	$ 538,016.36	$ 154,450.15
63570 Indiegogo Advertising	14,988.50	
63580 Publications & Newsletters	5,898.00	180.00
63590 Advertising Other	0.00	
63591 Advertising Other	16,876.57	15,113.56
63592 Advertising Other - Promos, Samples, Gifts	5,387.81	3,158.28
Total 63590 Advertising Other	$ 22,264.38	$ 18,271.84
Total 63500 Advertising & Promotional	$ 6,630,130.49	$ 1,541,177.46
63600 Production (Photo / Video)	88,984.38	23,500.19

63700 Collateral / Marketing Materials		4,500.00	
63800 Events		51,519.66	
66990 Misc		227,757.84	
Total 63000 Marketing	$	7,310,027.53	$	1,603,457.75
66000 Research and Development		25,875.00	
66200 Consultants		66,098.99	27,449.76
66300 Software		20,000.00	
66400 Supplies		0.00	
Total 66000 Research and Development	$	111,973.99	$	27,449.76
74000 General and Administrative		0.00	
74100 Payroll		0.00	
74110 Salaries		0.00	
74120 Stock Comp		0.00	
74130 Bonus		2,000.00	
74140 Commissions		240.34	
74150 Benefits		0.00	
74160 Payroll taxes		0.00	
74170 Payroll Fees		0.00	
74180 Contract Labor		18,299.80	141,181.95
Total 74100 Payroll	$	20,540.14	$	141,181.95
74190 T&E		0.00	
74191 Travel		96,070.94	30,864.65
74192 Meals		4,774.24	208.08
74193 Entertainment		1,564.29	
Total 74190 T&E	$	102,409.47	$	31,072.73
74200 Consultants		831,769.90	254,163.34
74410 Professional Fees		750.00	
74411 Accounting		67,880.74	41,861.74
74412 Legal		71,124.04	69,474.60
74413 Audit		0.00	
74414 Other		28,019.50	1,481.50
Total 74410 Professional Fees	$	167,774.28	$	112,817.84
74420 HR and Employee		0.00	
74421 Recruiting		0.00	
74422 Professional Development		8,347.63	3,646.00
74423 Training		0.00	
Total 74420 HR and Employee	$	8,347.63	$	3,646.00
74430 Occupancy		0.00	
74431 Office Rent		0.00	
74432 Utilties		5,751.35	186.65
74433 Janitorial		0.00	
74434 Repairs & Maintenance		4,292.38	
Total 74430 Occupancy	$	10,043.73	$	186.65
74440 Supplies & Equpiment		0.00	
74441 Office Supplies		37,864.37	12,369.86
74442 Office Equipment		3,389.60	
74443 Postage & Shipping		38.63	59,128.87
Total 74440 Supplies & Equpiment	$	41,292.60	$	71,498.73

74450 IT, Software & Subscriptions		189.00		
74451 Software & Subscriptions		204,594.52		61,691.93
74452 Computer < 2.5k		523.92		
74453 Voice & Data		1,001.96		404.62
74454 IT Consultants		43,276.78		1,250.00
Total 74450 IT, Software & Subscriptions	$	249,586.18	$	63,346.55
74460 Fees		0.00		
74461 Bank Fees		5,149.74		1,947.88
74462 Merchant Fees		491,353.72		113,500.01
74463 Licenses & Fees		2,156.78		545.43
74464 Dues & Subscriptions		19,469.19		906.00
Total 74460 Fees	$	518,129.43	$	116,899.32
74500 Insurance		18,794.27		7,926.44
74600 Bad Debt		0.00		
74700 Contributions to charities		295.31		154.60
74990 Misc		1,093.07		326.67
Total 74000 General and Administrative	$	1,970,076.01	$	803,220.82
75999 Uncategorized Expense		9,012.98		
Total Expenses	$	9,975,310.16	$	2,434,128.33
Net Operating Income	-$	1,606,281.88	-$	96,627.55
Other Income				
81000 Other income		1,566.34		
81100 Interest Income		0.08		61.97
81200 Other Income		12,464.73		49,042.53
82200 Realized Gain		49.08		
Total 81000 Other income	$	14,080.23	$	49,104.50
Total Other Income	$	14,080.23	$	49,104.50
Other Expenses				
Unrealized Gain or Loss		0.01		0.00
85000 Other Expenses		0.00		
85020 Realized Loss		2,243.98		
85030 Other Expenses				7,088.92
85100 Depreciation & Amortization		862.61		
85200 Interest Expense		155,394.18		47,614.05
85300 Taxes		70,225.42		
85400 Prior Period Expenses		25,753.99		
Total 85000 Other Expenses	$	254,480.18	$	54,702.97
85010 Unrealized Loss		20,844.47		5,053.98
Reconciliation Discrepancies		-0.11		
Total Other Expenses	$	275,324.55	$	59,756.95
Net Other Income	-$	261,244.32	-$	10,652.45
Net Income	-$	1,867,526.20	-$	107,280.00



KINEON INC Summary Cap Table

As of 12/31/2024 • Generated by Chase Ramey (chase@kineon.io) at 04/03/2025 11:37:13 PDT

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised (USD)
Common Stock classes					
Common (CS) Stock	25,000,000	20,668,015	20,668,015	89.209%	$560,801.00
Total Common Stock issued and outstanding			20,668,015	89.209%	$560,801.00
Preferred Stock classes					
Total Preferred Stock issued and outstanding				0.000%	
Convertibles					
Total Convertibles issued					
Kineon, Inc. - 2024 Equity Incentive Plan	2,500,000				
RSAs not purchased				0.000%	
Options and RSUs issued and outstanding			1,171,614	5.057%	
Shares available for issuance under the plan			1,328,386	5.734%	
Totals			23,168,015	100.000%	$560,801.00

Kineon Inc
Balance Sheet
As of December 31, 2024

	Total	
	As of Dec 31, 2024	As of Dec 31, 2023 (PY)
ASSETS		
Current Assets		
Bank Accounts		
11000 Cash	777.00	
11010 Chase Main Operating (9219)	298,835.58	188,997.97
11020 Chase Receive Currency (9235)	1.02	
11030 Chase Send Currency (9227)	0.39	
11041 Wise-USD	26,462.40	9,184.86
11043 Wise-GBP	262.59	226.42
11050 WELLS F US$(1409) (deleted)	0.00	7,453.26
11061 PayPal-USD	4,878.04	11,703.58
11062 PayPal-AUD	0.00	832.85
11063 PayPal-CAD	0.00	32.31
11064 PayPal-CHF	0.00	1.03
11065 PayPal-CZK	0.00	3.84
11066 PayPal-DKK	0.00	
11067 PayPal-EUR	459.17	2,306.55
11068 PayPal-GBP	0.00	1,180.86
11069 Paypal-HKD	0.00	0.00
11070 PayPal-HUF	0.00	
11071 PayPal-ILS	0.00	
11072 PayPal-JPY	0.00	
11073 PayPal-NZD	0.00	
11074 PayPal-PHP	0.00	0.00
11075 PayPal-PLN	0.00	0.00
11076 PayPal-SEK	0.00	8.67
11077 PayPal-SGD	0.00	
11078 PayPal-THB	0.00	
11111 Stripe Clearing Account	0.00	169,762.07
11112 Shopify Clearing Account	23,179.40	6,940.30
11113 Amazon Pay Clearing	5,090.18	
11113 PayPal Clearing Account (deleted)	0.00	289.73
11114 Amazon Clearing Account	20,147.02	870.74
11115 TrueMed Clearing Account	0.00	10,935.09
11118 Pay with Flex Clearing Account	6,400.12	
11121 Other Clearing Account	44,625.00	3,979.53

11122 Indiegogo Clearing		56,991.07	
11130 Settle Clearing Out		0.00	
WISE US GB£ (3148). (deleted)		0.00	-57.96
Total Bank Accounts	$	**488,108.98**	$ **414,651.70**
Accounts Receivable			
12111 Accounts Receivable - GBP		0.00	
Total Accounts Receivable	$	**0.00**	$ **0.00**
Other Current Assets			
13020 Undeposited Funds		59.00	26,070.71
13100 Inventory Asset		218,263.34	454,373.66
13300 Prepaid Expenses		4,100.00	9,993.36
13400 Prepaid Business Insurance		19,460.68	
13500 Employee Advances		1,353.68	
13800 Short term loans		0.00	
13999 Inventory Clearing		663,000.00	
Total Other Current Assets	$	**906,236.70**	$ **490,437.73**
Total Current Assets	$	**1,394,345.68**	$ **905,089.43**
Fixed Assets			
14060 Computers and Equipment		4,436.21	
14069 Computers and Equipment Accumulated Depreciation		-862.61	
Total 14060 Computers and Equipment	$	**3,573.60**	$ **0.00**
Total Fixed Assets	$	**3,573.60**	$ **0.00**
Other Assets			
15100 Deposits		7,500.00	
15200 Intangibles		0.00	
Total Other Assets	$	**7,500.00**	$ **0.00**
TOTAL ASSETS	$	**1,405,419.28**	$ **905,089.43**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
21110 Accounts Payable - USD		1,163,172.76	374,327.83
21120 Accounts Payable (A/P) - CNY		0.00	
21130 Accounts Payable (A/P) - EUR		0.00	2,029.58
21140 Accounts Payable (A/P) - GBP		-43.38	13,821.15
21150 Accounts Payable (A/P) - MXN		0.00	
21160 Accounts Payable (A/P) - MYR		0.00	
21170 Accounts Payable (A/P) - PHP		0.00	
Accounts Payable (A/P) - CAD		0.00	
Total Accounts Payable	$	**1,163,129.38**	$ **390,178.56**
Credit Cards			
21210 Amex CC 21001		0.00	
21211 Amex CC 61001		0.00	
21212 Amex CC 61000		0.00	

21213 Amex CC 01005		0.00	
21214 Amex CC 51009		0.00	
21215 Amex CC 71003		156,084.13	
21220 Chase CC - 3691		95.00	60,329.34
21240 Ramp CC		-604.63	-1,215.05
Total Credit Cards	$	155,574.50	$ 59,114.29
Other Current Liabilities			
21300 Accrued Expenses		18,763.76	
21400 Deferred Revenue		23,196.67	
21410 Customer Deposits		0.00	6,153.19
21420 Indiegogo Deferred Revenue		587,782.00	
Total 21400 Deferred Revenue	$	610,978.67	$ 6,153.19
21600 Sales Tax Payable		25,271.83	6,333.79
21900 Other Current Liabilities			
21910 Gift card Liability		10.00	0.00
21930 Line of Credit - Current		0.00	0.00
21960 ClearCo Finance		783,572.60	12,360.77
21970 Settle LOC		189,290.98	
Total 21900 Other Current Liabilities	$	972,873.58	$ 12,360.77
Total Other Current Liabilities	$	1,627,887.84	$ 24,847.75
Total Current Liabilities	$	2,946,591.72	$ 474,140.60
Long-Term Liabilities			
22100 Note Payable - Noncurrent			
22110 Wayflyer Loan		0.00	105,595.07
Total 22100 Note Payable - Noncurrent	$	0.00	$ 105,595.07
29000 Intercompany Payable - Reviiv Light LLC		0.00	0.00
Total Long-Term Liabilities	$	0.00	$ 105,595.07
Total Liabilities	$	2,946,591.72	$ 579,735.67
Equity			
33000 Equity			
33010 Owner's Equity		128,850.00	128,850.00
33100 Common Stock		460,801.00	459,800.99
Total 33000 Equity	$	589,651.00	$ 588,650.99
37000 Retained Earnings		-226,227.77	-118,947.77
39000 Opening Balance Equity		-37,069.46	-37,069.46
Net Income		-1,867,526.20	-107,280.00
Total Equity	-$	1,541,172.43	$ 325,353.76
TOTAL LIABILITIES AND EQUITY	$	1,405,419.29	$ 905,089.43

Kineon Inc
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-1,867,526.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12111 Accounts Receivable - GBP	0.00
13100 Inventory Asset	236,110.32
13300 Prepaid Expenses	5,893.36
13400 Prepaid Business Insurance	-19,460.68
13500 Employee Advances	-1,353.68
13800 Short term loans	0.00
13999 Inventory Clearing	-663,000.00
14069 Computers and Equipment:Computers and Equipment Accumulated Depreciation	862.61
21110 Accounts Payable - USD	788,844.93
21120 Accounts Payable (A/P) - CNY	0.00
21130 Accounts Payable (A/P) - EUR	-2,029.58
21140 Accounts Payable (A/P) - GBP	-13,864.53
21150 Accounts Payable (A/P) - MXN	0.00
21160 Accounts Payable (A/P) - MYR	0.00
21170 Accounts Payable (A/P) - PHP	0.00
Accounts Payable (A/P) - CAD	0.00
21210 Amex CC 21001	0.00
21211 Amex CC 61001	0.00
21212 Amex CC 61000	0.00
21213 Amex CC 01005	0.00
21214 Amex CC 51009	0.00
21215 Amex CC 71003	156,084.13
21220 Chase CC - 3691	-60,234.34
21240 Ramp CC	610.42
21300 Accrued Expenses	18,763.76
21400 Deferred Revenue	23,196.67
21410 Deferred Revenue:Customer Deposits	-6,153.19
21420 Deferred Revenue:Indiegogo Deferred Revenue	587,782.00
21600 Sales Tax Payable	18,938.04
21910 Other Current Liabilities:Gift card Liability	10.00
21960 Other Current Liabilities:ClearCo Finance	771,211.83
21970 Other Current Liabilities:Settle LOC	189,290.98
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 2,031,503.05
Net cash provided by operating activities	$ 163,976.85
INVESTING ACTIVITIES	
14060 Computers and Equipment	-4,436.21
15100 Deposits	-7,500.00
15200 Intangibles	0.00

Net cash provided by investing activities	-$	11,936.21
FINANCING ACTIVITIES		
22110 Note Payable - Noncurrent:Wayflyer Loan		-105,595.07
33100 Equity:Common Stock		1,000.01
39000 Opening Balance Equity		0.00
Net cash provided by financing activities	-$	104,595.06
Net cash increase for period	$	47,445.58
Cash at beginning of period		440,722.41
Cash at end of period	$	488,167.99

Thursday, Apr 03, 2025 11:42:45 AM GMT-7

NOTE 1 – NATURE OF OPERATIONS

Kineon, Inc. was initially organized as Reviiv Light LLC, a Nevada limited liability company on 9/2/2021 and changed domestication to Wyoming on 6/14/2022. Then on 6/23/2023, it converted to a Delaware corporation, Kineon, Inc. The financial statements of Kineon, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, GA.

The Company is a therapy device company that aims to provide a meaningful alternative to pharmaceuticals. The mission is to have a positive impact on the largest number of people in a meaningful way. Advancements in laser technology have made it possible to create small, wearable devices that improve usability and dosing accuracy. Furthermore, the Company has integrated new optical sensing technology to optimize the physiological impacts of their devices.

We have seen that the Company's laser therapy devices have been gaining significant traction and are among the fastest-growing solutions in a growing segment. By utilizing the latest LED, laser, and light therapy solutions, the Company provides home-use products that enable individuals to practice self-care and aid in their recovery processes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues during the sale of a finished product to customers through direct to consumer channels. The Company satisfies its performance obligation and records revenues when transfer of control has passed to the customer, which is the date at which the product ships for digital commerce customers. The transaction price is determined based upon the sales price. Payment is due at the time of sale for digital commerce transactions.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and GA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of the end of the reporting period, the Company had outstanding obligations related to bill factoring arrangements with two lenders: **Settle** and **Clearco**.

- **Settle**: The Company uses a bill factoring facility with Settle, structured with an annual percentage rate (APR) of 21.90%. Under the terms of this arrangement, each advance must be repaid in full within 120 days of the funding date. Repayments are made in equal installments every 30 days, with the first payment due 30 days after the funding date. As of the end of the reporting period, the outstanding balance owed to Settle was **$189,290.98**.

- **Clearco**: The Company also utilizes a factoring arrangement with Clearco. Advances are structured on a 4-month repayment schedule with a fixed fee of 6.00%, rather than a traditional APR. Repayment of the full principal and associated fee is due in a lump sum four months after the date of funding. As of the end of the reporting period, the outstanding balance owed to Clearco was **$783,572.60**

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2024, the Company was authorized to issue 25,000,000 shares of Common Stock. A total of 20,668,015 shares of Common Stock were issued and outstanding as of that date.

This represents an increase of 100,000 shares from the 20,568,015 shares outstanding as of December 31, 2023. The increase was due to equity issuances made during the year in exchange for cash proceeds totaling approximately $100,000.

There are no shares of Preferred Stock authorized or outstanding. The Company does not have any outstanding stock options, warrants, or convertible securities as of December 31, 2024, that would materially affect the stockholders' equity.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 1st, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Forrest Edward Smith, Chief Executive Officer of Kineon Inc., hereby certify that the financial statements of Kineon Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Kineon Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 11, 2025.

Chief Executive Officer

April 11, 2025

CERTIFICATION

I, Forrest Smith, Principal Executive Officer of Kineon, Inc., hereby certify that the financial statements of Kineon, Inc. included in this Report are true and complete in all material respects.

Forrest Smith

Founder & CEO